UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

  Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934

                               TENFOLD CORPORATION
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    88033A103
                                 (CUSIP Number)

                               Ralph W. Hardy, Jr.
                          Dow, Lohnes & Albertson, PLLC
                         1200 New Hampshire Avenue, N.W.
                      Washington, D.C. 20036 (202) 776-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |X|


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                             --------------------
 CUSIP No. 88033A103                                       Page 2 of 9 Pages
-----------------------------                             --------------------

----------- ------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             First Media Corporation -- EIN No. 52-0988170
----------- ------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|  (b)|_|
----------- ------------------------------------------------------------------
3            SEC USE ONLY SEC USE ONLY
----------- ------------------------------------------------------------------
4            SOURCE OF FUNDS                                         WC
----------- ------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d)or 2(e) |_|
----------- ------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware
----------- ------------------------------------------------------------------
NUMBER OF SHARES    7      SOLE VOTING POWER                           0
 BENEFICIALLY      -----------------------------------------------------------
  OWNED BY          8      SHARED VOTING POWER                13,017,601*
EACH REPORTING     -----------------------------------------------------------
   PERSON           9      SOLE DISPOSITIVE POWER                      0
    WITH           -----------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER           13,017,601*
------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              13,017,301
-----------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                          Not Applicable
------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                    23.2%**
------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON                     CO
------------------------------------------------------------------------------

*Includes (i) 3,340,330 shares of common stock, par value $0.001 per share, (the "Common Stock") of TenFold Corporation ("TenFold") beneficially owned by First Media Corporation, (ii) 6,451,514 shares of Common Stock into which the 476,342 shares of TenFold Convertible Preferred Class A Stock, par value $0.001 per share (the "Preferred Stock"), beneficially owned by First Media Corporation may be converted, and (iii) 3,225,757 shares of Common Stock issuable upon the exercise of a warrant beneficially owned by First Media Corporation. Each share of Preferred Stock is convertible into 13.54387 shares of Common Stock.

** Based on (i) the 46,445,749 shares of Common Stock outstanding as of January 31, 2006, as reported on the cover page of TenFold's Form 10-K for the year ended December 31, 2005, (ii) 6,451,514 shares of Common Stock into which the Preferred Stock beneficially owned by First Media Corporation may be converted, and (iii) 3,225,757 shares of Common Stock issuable upon the exercise of a warrant beneficially owned by First Media Corporation.

                                  SCHEDULE 13D

-----------------------------                             --------------------
 CUSIP No. 88033A103                                       Page 3 of 9 Pages
-----------------------------                             --------------------

----------- ------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             First Media L.P. -- EIN No. 51-1822618
----------- ------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|  (b)|_|
----------- ------------------------------------------------------------------
3            SEC USE ONLY
----------- ------------------------------------------------------------------
4            SOURCE OF FUNDS                                         WC
----------- ------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d)or 2(e) |_|
----------- ------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware
----------- ------------------------------------------------------------------
NUMBER OF SHARES    7      SOLE VOTING POWER                           0
 BENEFICIALLY      -----------------------------------------------------------
  OWNED BY          8      SHARED VOTING POWER                13,017,601*
EACH REPORTING     -----------------------------------------------------------
   PERSON           9      SOLE DISPOSITIVE POWER                      0
    WITH           -----------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER           13,017,601*
------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              13,017,301
-----------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                          Not Applicable
------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                    23.2%**
------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON                     PN
------------------------------------------------------------------------------

* Includes (i) 3,340,330 shares of Common Stock of TenFold beneficially owned by First Media, L.P., (ii) 6,451,514 shares of Common Stock into which the 476,342 shares of Preferred Stock beneficially owned by First Media, L.P. may be converted, and (iii) 3,225,757 shares of Common Stock issuable upon the exercise of a warrant beneficially owned by First Media, L.P.

** Based on (i) the 46,445,749 shares of Common Stock outstanding as of January 31, 2006, as reported on the cover page of TenFold's Form 10-K for the year ended December 31, 2005, (ii) 6,451,514 shares of Common Stock into which the Preferred Stock beneficially owned by First Media, L.P. may be converted, and
(iii) 3,225,757 shares of Common Stock issuable upon the exercise of a warrant beneficially owned by First Media, L.P.

                                  SCHEDULE 13D


-----------------------------                             --------------------
 CUSIP No. 88033A103                                       Page 4 of 9 Pages
-----------------------------                             --------------------
----------- ------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             First Media TF Holdings, LLC
----------- ------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|  (b)|_|
----------- ------------------------------------------------------------------
3            SEC USE ONLY SEC USE ONLY
----------- ------------------------------------------------------------------
4            SOURCE OF FUNDS                                         WC
----------- ------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d)or 2(e) |_|
----------- ------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware
----------- ------------------------------------------------------------------
NUMBER OF SHARES    7      SOLE VOTING POWER                           0
 BENEFICIALLY      -----------------------------------------------------------
  OWNED BY          8      SHARED VOTING POWER                13,017,601*
EACH REPORTING     -----------------------------------------------------------
   PERSON           9      SOLE DISPOSITIVE POWER                      0
    WITH           -----------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER           13,017,601*
------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              13,017,301
-----------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                          Not Applicable
------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                    23.1%**
------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON                     OO
------------------------------------------------------------------------------

* Includes (i) 3,340,330 shares of Common Stock of TenFold held by First Media TF Holdings, LLC, (ii) 6,451,514 shares of Common Stock into which the 476,342 shares of Preferred Stock held by First Media TF Holdings, LLC may be converted, and (iii) 3,225,757 shares of Common Stock issuable upon the exercise of a warrant held by First Media TF Holdings, LLC.

** Based on (i) the 46,445,749 shares of Common Stock outstanding as of January 31, 2006, as reported on the cover page of TenFold's Form 10-K for the year ended December 31, 2005, (ii) 6,451,514 shares of Common Stock into which the Preferred Stock held by First Media TF Holdings, LLC may be converted, and (iii) 3,225,757 shares of Common Stock issuable upon the exercise of a warrant held by First Media TF Holdings, LLC.

Schedule 13D                                                 Page 5 of 9 Pages
TenFold Corporation



Item 1.  Security and Issuer

     The class of equity securities to which this Schedule 13D (this "Schedule 13D") relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of TenFold Corporation, a Delaware corporation ("TenFold"). The principal executive offices of TenFold are located at 698 West 10000 South, South Jordan, Utah 84095.


Item 2.  Identity and Background

     This Schedule 13D is being filed by First Media Corporation, First Media, L.P. and First Media TF Holdings, LLC ("TF Holdings" and collectively with First Media Corporation and First Media, L.P., the "Reporting Entities"). The Reporting Entities are filing this Schedule 13D because First Media Corporation and First Media, L.P. are deemed to be the beneficial owners of the Common Stock and other TenFold equity securities held by TF Holdings under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This
Schedule 13D amends and supersedes the Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on January 13, 2000 by the Reporting Entities.

First Media Corporation is a corporation organized under the laws of the State of Delaware; First Media, L.P. is a limited partnership organized under the laws of the State of Delaware; and TF Holdings is a limited liability company organized under the laws of the State of Delaware. The principal business address of each of the Reporting Entities is 11400 Skipwith Lane, Bethesda, Maryland 20854. The principal business of First Media Corporation and First Media, L.P. is radio and television broadcasting. First Media, L.P. and TF Holdings do not have any directors or executive officers. First Media Corporation is the sole General Partner of First Media, L.P., and First Media, L.P. is the sole Manager/Member of TF Holdings. The directors and executive officers of First Media Corporation are set forth on Appendix A hereto, which Appendix A is incorporated herein by this reference. Appendix A sets forth the following information with respect to each First Media Corporation executive officer and director:

            (i)   name;

           (ii)   residence or business address; and

          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     To the best knowledge of the persons filing this Schedule 13D, during the last five years, none of the Reporting Entities or the directors or executive officers of First Media Corporation has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

Schedule 13D                                                 Page 6 of 9 Pages
TenFold Corporation


     To the best knowledge of the persons filing this Schedule 13D, during the last five years, none of the Reporting Entities or the directors or executive officers of First Media Corporation has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he or it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of the persons filing this Schedule 13D, each of the directors and executive officers of First Media Corporation is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to a Securities Purchase Agreement, dated as of March 29, 2006 (the "Securities Purchase Agreement"), by and among TenFold, TF Holdings and the other purchasers named therein, TF Holdings purchased units consisting of one share of Convertible Preferred Class A Stock, par value $0.001 per share, of TenFold (the "Preferred Stock") and a warrant to purchase one half of one share of Common Stock under the Securities Purchase Agreement, for an aggregate purchase price of approximately $2.0 million. In the aggregate, TF Holdings acquired 476,342 shares of Preferred Stock and a warrant to purchase 3,225,757 shares of Common Stock (the "Warrant"). The Warrant exercise price is $0.62 per share, subject to adjustment for stock splits, stock dividends, subdivisions, combinations, mergers and reclassifications. The Warrant may be exercised at any time, in whole or in part, until March 30, 2011, and the holder of the Warrant also has the right to exchange the Warrant, in whole or in part, prior to such date for shares of Common Stock without the payment of an exercise price pursuant to a formula contained in the Securities Purchase Agreement and the Warrant. Pursuant to the Certificate of Designations for the Preferred Stock filed with the Secretary of State of Delaware (the "Certificate of Designations"), each share of Preferred Stock is convertible at any time at the option of the holder into 13.54387 shares of Common Stock, subject to adjustment for stock splits, stock dividends, subdivisions, combinations, mergers and reclassifications. In addition, TenFold has the right to require conversion of the Preferred Stock when the closing price of the Common Stock has exceeded $5.00 per share for 30 consecutive trading days.

     The shares of Common Stock reported as beneficially owned by the Reporting Entities were acquired prior to TenFold's initial public offering, and the funds used to purchase the Preferred Stock and the Warrant were paid from the working capital of the Reporting Entities.


Item 4.  Purpose of Transaction

     The information reported in Item 3 regarding the Securities Purchase Agreement is incorporated herein by this reference.

     TF Holdings purchased the Preferred Stock and the Warrant for investment purposes.

Schedule 13D                                                 Page 7 of 9 Pages
TenFold Corporation


     Except as set forth in this Schedule 13D and to the best of the knowledge of the persons filing this Schedule 13D, none of the Reporting Entities or the directors or executive officers of the Reporting Entities has any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4.


Item 5.  Interest in Securities of the Issuer

     (a) See Items 7 and 9 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of Common Stock owned by each of the Reporting Entities.

     (b) See Items 8 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Entities as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Common Stock.

     The percentage of the Common Stock set forth for each Reporting Entity in this Item 5 was calculated based upon (i) the 46,445,749 shares of Common Stock outstanding as of January 31, 2006, as reported on the cover page of TenFold's Form 10-K for the year ended December 31, 2005, (ii) 6,451,514 shares of Common Stock into which the Preferred Stock beneficially owned by The Reporting Entities may be converted, and (iii) 3,225,757 shares of Common Stock issuable upon the exercise of the Warrant.

     (c) The information reported in Item 3 regarding the Securities Purchase Agreement is incorporated herein by this reference.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in paragraphs (a) and (b) above.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information reported in Item 3 regarding the Securities Purchase Agreement is incorporated herein by this reference.

     Pursuant to the Securities Purchase Agreement, TenFold has agreed to use its best efforts to file a registration statement with the Commission to register the shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise or exchange of the Warrant and to cause such registration statement to become effective within 120 days after March 30, 2006.

Schedule 13D                                                 Page 8 of 9 Pages
TenFold Corporation



     The rights of the holders of Preferred Stock to dispose of shares of Common Stock covered by such registration statement are subject to customary "black-out" periods during which no dispositions of such shares may be made. In addition, the obligation of TenFold to maintain the effectiveness of a registration statement for such shares of Common Stock will expire following the earlier of March 30, 2010 or the date that TenFold delivers an opinion of counsel to all holders of Preferred Stock stating that each such holder may sell all of its shares of Common Stock issuable upon such conversion or exercise in a single transaction and that all transfer restrictions and restrictive legends would be removed in connection with such sale.

    TenFold has agreed to indemnify the purchasers of the Preferred Stock for any losses or damages suffered by such purchasers that are related to TenFold's breach of a representation or warranty contained in the Securities Purchase Agreement or its failure to fulfill any covenant or agreement made pursuant to the Securities Purchase Agreement. Likewise, each purchaser of Preferred Stock has agreed to indemnify TenFold, severally and not jointly, for any losses or damages suffered by TenFold that are related to such purchaser's breach of a representation or warranty contained in the Securities Purchase Agreement or its failure to fulfill any covenant or agreement made pursuant to the Securities Purchase Agreement. TenFold also has agreed to indemnify each purchaser of the Preferred Stock against any losses or damages suffered by such purchaser that are related to violations by TenFold of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, or state securities laws, except for any such losses or damages arising out of or based upon (i) information furnished in writing by such purchaser expressly for use in connection with the registration of its shares of Common Stock under the Securities Purchase Agreement or (ii) untrue statements of or omissions to state a material fact in a preliminary prospectus later corrected in an amended or final prospectus if the person asserting the applicable claim purchased shares of Common Stock from such purchaser and was not given such amended or final prospectus due to the fault of such purchaser. In addition, each purchaser of Preferred Stock has agreed to indemnify TenFold, severally and not jointly, for any losses or damages resulting from any untrue statement or omission of a material fact required to be stated in a registration statement or prospectus or amendment thereto necessary to make the statements therein not misleading to the extent such untrue statements or omissions are based on written information furnished by such purchaser specifically for use in connection with the preparation of the registration statement or prospectus. The indemnification liability of a purchaser of Preferred Stock under the Securities Purchase Agreement is limited to the amount of net proceeds received by such purchaser in connection with the disposition of its shares pursuant to the registration statement.

     The Securities Purchase Agreement also provides that no purchaser of the Preferred Stock or any of its affiliates may become a party to any short position or hedge against any securities of TenFold for a period of six months or until such party sells its Preferred Stock (or the Common Stock into which it is convertible), whichever is later.

     Pursuant to the Certificate of Designations, the holders of Preferred Stock are entitled to dividends on an as converted basis whenever the Board

Schedule 13D                                                 Page 9 of 9 Pages
TenFold Corporation


of Directors of TenFold declares a dividend on the Common Stock. Holders of the Preferred Stock vote together with the holders of the Common Stock on any matter presented to the stockholders for their action. Holders of the Preferred Stock are entitled to cast that number of votes equal to the number of shares of Common Stock issuable upon conversion of such holder's Preferred Stock as of the record date for determining the stockholders entitled to vote on the matter presented. In the event of any voluntary or involuntary liquidation or dissolution of TenFold, the holders of the Preferred Stock are entitled to be paid approximately $4.20 per share of Preferred Stock before any payment may be made to the holders of any other class or series of equity securities of TenFold. In addition, the holders of Preferred Stock have preemptive rights to purchase their proportionate share of certain new issuance of equity securities (or debt securities convertible into equity) by TenFold for a period of two years after March 30, 2006.

     The foregoing summary is qualified in its entirety by reference to the Securities Purchase Agreement, the Warrant and the Certificate of
Designations, which are attached hereto or incorporated by reference as Exhibits 7.02, 7.03 and 7.04, respectively, and incorporated herein by this reference.

     The Reporting Entities have also entered into a Joint Filing Agreement dated as of April 4, 2006 (the "Joint Filing Agreement"), a copy of which is filed as Exhibit 7.01 with this Schedule 13D.


Item 7.  Material to be Filed as Exhibits

Exhibit 7.01   Joint Filing Agreement, dated as of April 6, 2006.

Exhibit 7.02 Securities Purchase Agreement, dated as of March 30, 2006, by and among TenFold Corporation, First Media TF Holdings, LLC and the other purchasers named therein (incorporated by reference to Exhibit 4.6 to the Form 10-K of TenFold Corporation for the year ended December 31, 2005).

Exhibit 7.03   Warrant to Purchase Common Stock, dated as of March 30, 2006.

Exhibit 7.04 Certificate of Designations for Convertible Preferred Class A Stock (incorporated by reference to Exhibit 3.3 to the Form 10-K of TenFold Corporation for the year ended December 31, 2005).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                     FIRST MEDIA CORPORATION



                     /s/ Ralph W. Hardy, Jr.                 April 6, 2006
                     -----------------------------           -----------------
                     Ralph W. Hardy, Jr.                     Date
                     Secretary


                     FIRST MEDIA, L.P.

                     By: First Media Corporation,
                         its sole General Partner


                     /s/ Ralph W. Hardy, Jr.                 April 6, 2006
                     ----------------------------            -----------------
                     Ralph W. Hardy, Jr.                     Date
                     Secretary


                     FIRST MEDIA TF HOLDINGS, LLC

                     By: First Media, L.P., its Manager/Member
                         By: First Media Corporation,
                             its sole General Partner


                     /s/ Ralph W. Hardy, Jr.                 April 6, 2006
                     ---------------------------             -----------------
                     Ralph W. Hardy, Jr.                     Date
                     Secretary

                                   Appendix A

                             First Media Corporation


---------------------------------------------------------------------------------------------------------------
Name                       Business Address         Principal Occupation                 Employed
---------------------------------------------------------------------------------------------------------------
Richard E. Marriott*       c/o First Media          Chairman of the Board,        First Media Corporation
                           Corporation 11400        President and Treasurer       11400 Skipwith Lane
                           Skipwith Lane            of First Media Corporation    Potomac, MD  20854
                           Potomac, MD 20854
---------------------------------------------------------------------------------------------------------------
Nancy Peery Marriott*     c/o First Media           Director of First Media       First Media Corporation
                          Corporation               Corporation                   11400 Skipwith Lane
                          11400 Skipwith Lane                                     Potomac, MD 20854
                          Potomac, MD 20854
---------------------------------------------------------------------------------------------------------------
Ralph W. Hardy*           Dow, Lohnes               Member of Dow, Lohnes         Dow, Lohnes & Albertson, PLLC
                            & Alberton, PLLC        & Albertson, PLLC             1200 New Hampshire Ave, N.W.
                          1200 New Hampshire, N.W.  Mr. Hardy also serves as      Suite 800
                          Suite 800                 the Secretary of First Media  Washington, D.C.  20036
                          Washington, D.C. 20036    Corporation
---------------------------------------------------------------------------------------------------------------
James A. Poulos           c/o First Media           Vice President and            First Media Corporation
                          Corporation               Assistant Secretary of        11400 Skipwith Lane
                          1400 Skipwith Lane        First Media Corporation       Potomac, MD 20854
                          Potomac, MD 20854
---------------------------------------------------------------------------------------------------------------
Christian R. Hardy        c/o First Media           Assistant Secretary of        First Media Corporation
                          Corporation               First Media Corporation       11400 Skipwith Lane
                          1400 Skipwith Lane                                      Potomac, MD 20854
                          Potomac, MD 20854
------------------------------ --------------------------- --------------------------- ---------------------------

*  Director of First Media Corporation

                                                                  Exhibit 7.01


                            Joint Filing Agreement

     The undersigned acknowledge and agree that the foregoing Statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the undersigned hereby executes this Joint Filing Agreement as of this 6th day of April, 2006.


                                    FIRST MEDIA CORPORATION


                                    /s/ Ralph W. Hardy, Jr.
                                    --------------------------------------
                                    Ralph W. Hardy, Jr.
                                    Secretary

                                    FIRST MEDIA, L.P.

                                    By: First Media Corporation,
                                    its sole General Partner


                                    /s/ Ralph W. Hardy, Jr.
                                    -------------------------------------
                                    Ralph W. Hardy, Jr.
                                    Secretary


                                    FIRST MEDIA TF HOLDINGS, LLC

                                    By: First Media, L.P., its Manager/Member
                                         By: First Media Corporation,
                                         its sole General Partner


                                    /s/ Ralph W. Hardy, Jr.
                                    -----------------------------------------
                                    Ralph W. Hardy, Jr.
                                    Secretary

                                                                  Exhibit 7.03



                                     WARRANT

THIS SECURITY AND ANY SHARES ISSUED UPON THE EXERCISE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR "BLUE SKY" LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS, OR (2) THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS. THIS SECURITY AND ANY SHARES ISSUED UPON THE EXERCISE OF THIS SECURITY ARE SUBJECT TO THE PROVISIONS OF A SECURITIES PURCHASE AGREEMENT, DATED AS OF MARCH 29, 2006, BY AND AMONG THE COMPANY AND THE OTHER PARTIES THERETO. A COPY OF SUCH AGREEMENT IS ON FILE AT THE OFFICES OF THE COMPANY AND MAY BE OBTAINED BY THE HOLDER UPON WRITTEN REQUEST TO THE COMPANY.

No. _____2_____      Warrant to Purchase  3,225,757  Shares of Common Stock

     THIS CERTIFIES that First Media TF Holdings, LLC or its registered assigns is the registered holder (the "Warrant Holder") of a warrant (the "Warrant") to purchase up to 3,225,757 shares of common stock, $.001 par value per share (the "Common Stock"), of TenFold Corporation, a Delaware corporation (the "Company"), on the terms set forth in that certain Securities Purchase Agreement, dated as of March 29, 2006 (the "Securities Purchase Agreement"), between the Company and certain purchasers of Convertible Preferred Class A Stock of the Company, at any time on or before the Expiration Date (defined below), by surrendering this Warrant, with the form of election to purchase set forth hereon duly executed, at the principal office of the Company, and by paying in full a price per share of $.62, as adjusted in accordance with the terms of the Securities Purchase Agreement (the "Exercise Price").

     Payment of the Exercise Price may be made by the Holder hereof in United States currency by certified or cashier's check or by wire transfer to the Company or by the exchange of shares of Common Stock valued at the Fair Market Value thereof (determined in accordance with the terms of the Securities Purchase Agreement).

     Subject to the terms contained in the Securities Purchase Agreement, this Warrant may be exercised, at any time and from time to time after March 30, 2006, in whole or in part, at the option of the Warrant Holder, until 5:00 p.m. Central Time on, March 30, 2011 (the "Expiration Date"). The Warrant may not be exercised after the Expiration Date and shall thereafter become void.

     Upon the purchase or exchange of less than all of the shares of Common Stock purchasable or exchangeable hereunder upon the exercise or exchange of this Warrant, there shall be issued to the Warrant Holder a new Warrant of like tenor representing a warrant to purchase the number of shares of Common Stock with respect to which this Warrant shall not have been exercised or exchanged.

     Pursuant to Section 7.8(d) of the Securities Purchase Agreement, the Warrant Holder may exchange this Warrant for a number of shares of Common Stock determined in accordance therewith without the payment of any cash or other consideration as exercise price.

     Upon certain events provided for in the Securities Purchase Agreement, the Exercise Price and the kind and amount of securities purchasable upon the exercise of this Warrant are required to be adjusted.

     No fractional shares will be issued upon the exercise of this Warrant. As to any final fraction of a share that the Warrant Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay the cash value thereof determined as provided in the Securities Purchase Agreement.

     This Warrant is issued pursuant to and in accordance with the Securities Purchase Agreement and is subject to the applicable terms and provisions contained therein, which applicable terms and provisions are incorporated herein by reference. The Warrant Holder consents to all of such terms and provisions by acceptance hereof. Capitalized terms not otherwise defined in this Warrant shall have the meanings given thereto in the Securities Purchase Agreement.

     This Warrant shall not entitle the Warrant Holder to any of the rights of a shareholder of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to attend or receive any notice of meetings of shareholders or any other proceedings of the Company.

     This Warrant shall be construed, interpreted and governed by the laws of the State of Delaware without regard to its conflict-of-laws provisions.

     Each exercise of a Warrant shall be deemed to be an affirmation by the Warrant Holder that, as of the date of exercise, each of the representations and warranties in Sections 5.1-5.6 of the Securities Purchase Agreement is true and complete as if made on such exercise date by the Warrant Holder mutatis mutandis. Unless the Warrant Holder shall exercise the Warrant pursuant to Section 7.8(c) of the Securities Purchase Agreement, then, as a condition to exercise, the Company shall receive from such Warrant Holder a completed purchaser questionnaire substantially in the form of Exhibit F to the Securities Purchase Agreement, and all of the information furnished by such Warrant Holder shall have been accurate and complete in all material respects.


     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of March 30, 2006.


                                             TENFOLD CORPORATION


                                             By:/s/ Robert P. Hughes
                                                -------------------------
                                             Name:  Robert P. Hughes
                                             Title: Chief Financial Officer
                                                    and Secretary

                              ELECTION TO PURCHASE


     The undersigned hereby irrevocably elects to exercise the Warrant attached hereto issued by TenFold Corporation (the "Warrant") and to purchase _____ shares of Common Stock issuable upon such exercise, and requests that certificate(s) for such shares be issued and delivered as follows:


                ISSUE TO: __________________________________________
                          (Name)


                          __________________________________________
                          (Address, Including Zip Code)


                          __________________________________________
                          (Social Security or Tax Identification Number)

                DELIVER TO:_________________________________________
                          (Name)


                           _________________________________________
                           (Address, Including Zip Code)


     In payment of the purchase price with respect to the shares for which this Warrant has been exercised, the undersigned hereby tenders payment of $__________ in accordance with the terms of the Warrant and the Securities Purchase Agreement (as defined in the Warrant). If the number of shares purchased hereby is fewer than all the shares purchasable upon exercise of this Warrant, the undersigned requests that a new Warrant representing the remaining number of shares purchasable upon exercise of the Warrant be issued and delivered as set forth below:

                Name of Warrant Holder or Assignee:

                ____________________________________
                                                    (Please Print)

                Address:__________________________________________
                        __________________________________________


                Signature:__________________________________________


                                                     Dated:__________________


              (Signature must conform in all respects to name of holder as specified on the face of the Warrant.)

              Signature Guaranteed:

                                 ASSIGNMENT FORM

      To assign the Warrant attached hereto issued by TenFold Corporation (the "Company"), please fill in the form below:

     (I) or (we) assign and transfer this Warrant to

      ___________________________________________________________________

      __________________________
     (Insert Assignee's social security or Tax ID number)

      ___________________________________________________________________

      __________________________


      ___________________________________________________________________

      __________________________
      (Print or type assignee's name, address and zip code)


      and irrevocably appoint the Secretary of the Company as agent to transfer such Warrant on the books of the Company. The agent may substitute another to act for him.

     __________________________________________
     Signature(s)

     __________________________________________

     Note: The above signature(s) must correspond with the name written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever. If the Warrant is held of record by two or more joint owners, all such owners must sign.

     ___________________________________
     Date

     ___________________________________
     Signature Guaranteed*

     *Note: The signature must be guaranteed by an institution which is a member of one of the following recognized signature guarantee programs:

      (1)   The Securities Transfer Agent Medallion Program (STAMP);

      (2)   The New York Stock Exchange Medallion Program (MSP); or

      (3)   The Stock Exchange Medallion Program (SEMP)